UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 3)

New Dragon Asia Corp.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

645378H102

(CUSIP Number)

Heng Jing Lu c/o New Dragon Asia Food Ltd.	Mitchell S. Nussbaum
Suite 2808	Loeb & Loeb LLP
International Chamber of Commerce Tower	345 Park Avenue
Fuchua Three Road	New York, New York 10154
Shenzhen, China 518048	212-407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ð

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 645378 H102	SCHEDULE 13D/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON New Dragon Asia Food Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 28,323,954 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 28,323,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,323,954 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 645378 H102	SCHEDULE 13D/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Heng Jing Lu I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 28,323,954 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 28,323,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,323,954 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON IN

Page 4 of 9 Pages

Footnotes:

(1) New Dragon Asia Food Ltd. is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2) The Schedule 13D, as amended by Amendment No. 1 on October 18, 2005 and Amendment No. 2 on April 13, 2006, reported that the beneficial ownership of the shares owned by New Dragon Asia Food Ltd. is controlled by Heng Jing Lu, the Chairman of the Issuer.

This Amendment No. 3 to Schedule 13D is being filed to report the sale of shares of Class A Common Stock of the Issuer to Kong Sang Chan.

Page 5 of 9 Pages

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $.0001 per share (the “Class A Common Stock”) of New Dragon Asia Corp., a Florida corporation, (the “Issuer”). The Issuer’s principal executive office is located Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

Item 2.	Identity and Background.

(a) This Amendment No. 3 to Schedule 13D is filed by New Dragon Asia Food Ltd. and Heng Jing Lu.

(b) Each of the Reporting Persons’ residence or business address is as follows:

New Dragon Asia Food Ltd.’s business address is Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048;

Mr. Heng Jing Lu’s business address is c/o New Dragon Asia Corp., Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048;

(c) New Dragon Asia Food Ltd., is a holding company organized in the British Virgin Islands. Its sole business is making equity investments in operating companies. Its principal business address is Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

Mr. Lu is the Chairman of the Board of Directors of the Issuer. He was the Chief Executive Officer of the Issuer until April 1, 2005. His principal business address is c/o New Dragon Asia Corp. Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

(d) During the past five years, neither New Dragon Asia Food Ltd., nor, to the knowledge of New Dragon Asia Food Ltd., has any officer, director or control person of New Dragon Asia Food Ltd., been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Lu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither New Dragon Asia Food Ltd., nor, to the knowledge of New Dragon Asia Food Ltd., has any officer, director or control person of New Dragon Asia Food Ltd., been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, Mr. Lu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) New Dragon Asia Food Ltd. is incorporated under the laws of the British Virgin Islands. Mr. Lu is a citizen of the People’s Republic of China. Ms. Wang is a citizen of the People’s Republic of China.

Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

New Dragon Asia Food Corp. entered into an Amended and Restated Exchange Agreement, dated as of December 13, 2001 (the "Share Exchange Agreement") by and among the Issuer (at the time, the Issuer’s name was “Bio-Aqua Systems Inc.”), Max Rutman and Flagship Import Export LLC, a Nevada limited liability company. Pursuant to the Exchange Agreement, on December 13, 2001 (the "Closing Date"), New Dragon Asia Food Ltd. acquired from the Issuer 35,183,754 shares of Class A Common Stock (the “Shares”) in exchange for its equity interest in four companies organized under the laws of the British Virgin Islands (each a "Subsidiary" and, collectively the "Subsidiaries") each of which in turn holds interests in a separate sino-foreign joint ventures.

New Dragon Asia Food Limited sold 3,500,000 Shares of Class A Common Stock to Mr. Kong Sang Chan pursuant to a Securities Purchase Agreement (the “December Agreement”), dated as of December 4, 2007. Pursuant to the Agreement, Mr. Chan purchased the Shares at $0.97 per share, for an aggregate purchase price of $3,395,000.

New Dragon Asia Food Limited previously sold 500,000 Shares of Class A Common Stock to Mr. Kong Sang Chan pursuant to a Sales and Purchase Agreement (the “May Agreement”), dated as of May 14, 2007. Pursuant to the Agreement, Mr. Chan purchased the Shares at $1.42 per share, for an aggregate purchase price of $700,000.

New Dragon Asia Food Limited previously sold 2,500,000 Shares of Class A Common Stock to Mr. Kong Sang Chan pursuant to a Sales and Purchase Agreement (the “January Agreement”, and together with the December Agreement and the May Agreement, the “Agreements”), dated as of January 19, 2007. Pursuant to the Agreement, Mr. Chan purchased the Shares at $1.61 per share, for an aggregate purchase price of $4,025,000.

Item 4.	Purpose of Transaction.

New Dragon Asia Food Ltd. disposed of the Shares pursuant to the Agreements described in Item 3 above.

None of the Reporting Persons have any plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  any similar action to those enumerated above.

Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

New Dragon Asia Food Ltd.:

(a) New Dragon Asia Food Ltd. is the beneficial owner of an aggregate of 28,323,954 shares of Common Stock, representing approximately 51.5% of the total issued and outstanding shares of Common Stock.

(b) New Dragon Asia Food Ltd. has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. New Dragon Asia Food Ltd. has shared power to vote or direct the vote of 28,323,954 shares of Common Stock

(c) During the past 60 days, New Dragon Asia Food Ltd. has not effected any transactions relating to the Common Stock of the Company.

(d) To the knowledge of New Dragon Asia Food Ltd., other than as described in this Amendment No. 3 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Heng Jing Lu:

(a) Heng Jing Lu is the beneficial owner of an aggregate of 28,323,954 shares of Class A Common Stock, representing approximately 51.5% of the total issued and outstanding shares of Class A Common Stock.

(b) Heng Jing Lu has sole power to vote or direct the vote of 0 shares of Class A Common Stock and the sole investment and voting power over 0 shares of Class A Common Stock. Mr. Lu has shared power to vote or direct the vote of 28,323,954 shares of Class A Common Stock and the shared power to dispose of and direct the disposition of 28,323,954 shares of Class A Common Stock.

(c) Mr. Lu has not effected any transactions in the Class A Common Stock of the Issuer in the past 60 days.

(d) To the knowledge of Mr. Lu, other than as described in this Amendment No. 3 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Heng Jing Lu is the holder of record of 100% of the equity interests of New Dragon Asia Food Ltd. which holds approximately 51.5% of the issued and outstanding shares of the Class A Common Stock of the Issuer. Mr. Heng Jing Lu has voting and dispositive control over the shares of the Issuer held by New Dragon Asia Food Ltd. Mr. Lu is thereby deemed to have beneficial ownership of such shares.

Page 8 of 9 Pages

Item 7.	Materials to be Filed as Exhibits.

(1)  Share Exchange Agreement, dated as of December 13, 2001 (included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 27, 2001 and incorporated by reference herein).

(2) Securities Purchase Agreement, dated as of December 4, 2007 by and between New Dragon Asia Food Limited and Kong Sang Chan (filed herewith).

(3) Sales and Purchase Agreement, dated as of May 14, 2006 by and between New Dragon Asia Food Limited and Kong Sang Chan (filed herewith)

(4) Sales and Purchase Agreement, dated as of January 19, 2007 by and between New Dragon Asia Food Limited and Kong Sang Chan (filed herewith)

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2007	New Dragon Asia Food Ltd.

By: /s/ Heng Jing Lu
Name: Heng Jing Lu
Title: Director

By: /s/ Heng Jing Lu
Heng Jing Lu